August 3, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: Michael Moran, Accounting Branch Chief

Re:	Charlotte Russe Holding, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended September 24, 2005
File No. 0-27677
Filed December 7, 2005

Form 10-Q for Fiscal Quarter Ended March 25, 2006
File No. 0-27677
Filed May 1, 2006

Dear Mr. Moran:

Set forth below is the response of Charlotte Russe Holding, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2006 that pertain to the above referenced 10-K and 10-Q. We have reproduced the text of the Commission’s comments in bold-face type below, followed by the Company’s responses. The numbers correspond to the numbers of the comments in the letter of the Commission.

As requested in your letter, the Company recognizes that it is responsible for the adequacy and accuracy of the disclosures in this filing, that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K filed on December 7, 2005

Management’s Discussion and Analysis, page 16

Selling, General and Administrative Expenses, page 18

1.	We note that you have disclosed several factors that contributed to the increase in your selling, general and administrative expenses. In future filings, when more than one factor contributes to a significant change in an income statement line item, please quantify the contribution to the total change in the line item from each factor identified. See FRC 501.04.

The Company will expand its MD&A disclosure in future filings to provide quantitative information as suggested by the Staff.

Critical Accounting Policies and Estimates, page 22

2.	Please quantify the amounts you have reserved for returns, markdowns, damage, et cetera. Disclose the amounts that have been expensed in each period and discuss significant changes from period to period.

The Company respectfully refers the Staff to Schedule II included in the Form 10-K, which provides details for the reserve for future markdowns and for the gross margin impact of the reserve for future returns. The Company will expand its disclosure in future filings to include the only other significant valuation account, the reserve for inventory shrinkage. Consistent with its response to Comment #12 below, in future filings the Company will provide additions and reductions to these reserves on a gross basis. See Exhibit A for an example of how Schedule II included in Form 10-K would have appeared if the gross-basis approach had been used and if the reserve for inventory shrinkage had been included.

With respect to changes in these reserve balances over time, the increases were primarily due to increased sales and inventory balances during each fiscal year.

3.	With respect to your disclosure concerning vendor allowances, tell us and disclose the management estimates or alternative accounting policies that are related to this aspect of your business.

Such allowances are realized as reductions to the carrying value of inventory when the merchandise is received and as these credits are deducted from the related merchandise vendor payments. The impact of the vendor allowances is recorded as a reduction to cost of sales as the related product is sold. Accordingly, no specific management estimates are required. With respect to alternative accounting policies, management believes that the current treatment is consistent with generally accepted accounting principles and that disclosure of an unacceptable cash-based policy is unnecessary.

4.	We note that you identify goodwill as being an area involving a critical estimate or policy. Please revise your disclosures to quantify the goodwill balance, the amount of historical goodwill impairment and the specific assumptions and procedures used by management to determine the fair value of goodwill and asses impairment on at least an annual basis. Provide similar disclosures for leasehold improvements.

The Company will expand its disclosure in future filings to include the absence of any historical impairment charges, as well as a description of the process utilized to determine the fair value of goodwill which is performed at least annually. With respect to its investment in stores (principally leasehold improvements and equipment) the Company respectfully directs the Staff to the following disclosure on page 23 of the Form 10-K: “In prior years, we established reserves for stores which have been closed, and no other stores are contemplated for closure at this time. Our estimates in testing for possible impairment may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate or changes to our business operations.” The Company believes that such disclosure currently provides a sufficient level of detail to satisfy the requirements of the Critical Accounting Policies and Estimates discussion as such store investment impairments, exclusive of existing Charlotte’s Room and Rampage stores, have been very limited and insignificant.

5.	With respect to your disclosure concerning deferred rent expense, tell us and disclose the management estimates or alternative accounting policies that are related to this aspect of your business.

Consistent with the views of the Office of the Chief Accountant of the Commission in its letter related to such matters dated February 7, 2005, and the related restatement by the Company of its prior period financial statements to correct certain errors resulting from its lease and deferred rent accounting practices, the Company does not believe that alternative accounting policies would be appropriate in the Critical Accounting Policies and Estimates discussion as no such alternatives are deemed to exist.

Consolidated Balance Sheets, page F-4

6.	Tell us, and disclose in future filings, whether there are any “other current liabilities” that are in excess of 5% of total current liabilities. See Regulation S-X Rule 5-02.20.

“Other current liabilities” reflects a wide variety of expense accruals and short-term liabilities for which no specific items are in excess of 5% of total current liabilities. If in future periods, there are individual liabilities that exceed this threshold, the Company will include such disclosure in its consolidated financial statements.

Consolidated Statements of Income, page F-5

7.	Please confirm that interest income, net, does not include amounts that are expense in nature. If so, please revise your statements to present interest income and expense on a gross basis in future filings. See Rule 5-03(b)7. through 9. of Regulation S-X.

Interest income is shown on a net basis and reflects an insignificant amount of amortized deferred loan costs associated with the Company’s credit facility and an insignificant amount of various payments for interest charges. During fiscal 2005, approximately $89,000 of amortization and $49,000 for other interest charges were expensed. As interest expense, which represented less than 0.8% of pre-tax income for fiscal 2005, was deemed to be immaterial, interest income was presented on a net basis with cash payment information provided in footnote 7 to the Company’s consolidated financial statements.

Consolidated Statements of Stockholder’s Equity, page F-6

8.	We note that the amount presented as net income and comprehensive income reconciles to your statement of income. Please tell us what elements of comprehensive income are included within net income. If none, please revise the line items to present net income in future filings, as applicable.

As reflected in the applicable line item caption in the Consolidated Statements of Changes in Stockholders’ Equity, and as shown by comparing the amounts in such line items with the corresponding net income figures in the Consolidated Statements of Income, the Company’s net income and comprehensive income are identical. In future filings, the Company will include disclosure to this effect in footnote 1 to the Company’s consolidated financial statements.

Notes to Financial Statements, page F-8

Note 1 Organization and Summary of Significant Accounting Policies, page F-8

Description of Business, page F-8

9.	We note your assertion that you operate in one business segment. Tell us what consideration you have given to separate segments for each store line (i.e. Charlotte Russe and Rampage).

The Company’s business is comprised entirely of specialty retail operations. During fiscal 2005, the business operated two young-women’s retail store concepts selling fashionable apparel and accessories in regional shopping malls. These concepts sold similar merchandise to similar customers, sourced and distributed merchandise under the same processes, operated in the same business and regulatory environments, and operated in similar regional shopping malls (e.g., at the end of fiscal 2005, over 50% of Rampage stores were located in the same malls where Charlotte Russe stores were located).

The merchandise planning and allocation processes, distribution center operations, central office support functions, and field management organization simultaneously supported both store concepts. The level of integration of management activities between the two store concepts were so intertwined and seamless that separation of activities between the two concepts can not be accurately discerned.

It should be noted that the Form 10-Q for the period ended June 24, 2006, filed subsequent to the issuance of the Staff’s comment letter, presents almost all of the Rampage store operations as discontinued operations and the Company intends to essentially discontinue its Rampage store operations by the end of the current fiscal quarter. Accordingly, financial results from continuing operations disclose the financial performance of the Charlotte Russe store operations separate from the Rampage store operations which are now shown as discontinued operations.

To the extent that the Company’s future business encompasses more than one retail store concept, management would reassess the need for separate segment reporting at that time.

Vendor Allowances, page F-10

10.	Tell us whether you receive any allowances from vendors that are offset against advertising expenses.

The Company does not receive any vendor allowance amounts that are offset against advertising expenses.

Note 5 – Income Taxes, page F-14

11.	We note your reconciliation of the income tax provision to taxes based upon statutory rates. Please tell us what is represented by other, net in 2004 and 2005. Tell us the gross amounts of the positive and negative components of this item.

The largest component of “Other, net” in the reconciliation of the income tax provision to taxes based upon statutory rates are adjustments to ending deferred tax balance sheet accounts of $282,900 and $177,300 in fiscal 2004 and 2005, respectively. Such amounts, which represent less than 3% of total income tax expense, are deemed to be immaterial, and the Company believes that the presentation included in the filed document was appropriate.

Schedule II Valuation and Qualifying Accounts, page F-19

12.	In future filings, please revise your schedule to present additions and reductions on a gross basis. See Rule-12-09 of Regulation S-X for an example of the recommended presentation. In your response, please show us what your revised table will look like.

In future filings, the Company will provide additions and reductions to the reserves on a gross basis. See Exhibit A for an example of how Schedule II included in Form 10-K would have appeared if under the gross-basis approach had been utilized.

Form 10-Q filed on May 1, 2006

Consolidated Statement of Operations, page 4

13.	We note that you label the interim periods as three and six months. In future filings, please revise the captions to indicate 13 weeks, 26 weeks, etc.

In future filings, the Company will disclose caption headings that reflect the number of weeks in each reported period as suggested by the Staff.

Item 4. Controls and Procedures, page 18

14.	In future filings please refer to Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 instead of Rules 13a-15(b) or 15d-15(b). Also, you have only provided part of the definition of disclosure controls and procedures with respect to management’s conclusions that disclosure controls and procedures are effective “in ensuring that all information required to be filed in this interim report was recorded, processed, summarized and reported within the time period required by the rules and regulations of the Securities and Exchange Commission.” Please confirm for us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also please provide this disclosure in future filings.

In future filings, the Company will modify the language to reflect the change in reference to specific rules as suggested. In addition, the Company confirms that with respect to the Form 10-Q and other previously filed Exchange Act reports containing similar language regarding its disclosure controls and procedures, the Company’s officers concluded that such controls and procedures were effective to ensure that information required to be disclosed in such reports was accumulated and communicated to its management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, the Company will provide this disclosure as well.

We greatly appreciate the cooperation of the Staff in reviewing our responses. Please direct any questions concerning this filing to my attention at (858) 490-2430.

Very truly yours,

/s/ Daniel T. Carter
Daniel T. Carter
Chief Financial Officer

cc:	Mark A. Hoffman

Frederick T. Muto, Cooley Godward LLP

Exhibit A

SCHEDULE II

CHARLOTTE RUSSE HOLDING, INC.

VALUATION AND QUALIFYING ACCOUNTS

FOR THE FISCAL YEARS ENDED

SEPTEMBER 24, 2005, SEPTEMBER 25, 2004 AND SEPTEMBER 27, 2003

(Amounts in Thousands)

	Balance at Beginning of Year	Additions Charged to Income	Adjustments/ Deductions	Balance at End of Year
Fiscal year ended September 27, 2003:
Reserve for markdown of inventory	$2,500	$4,720	$3,720	$3,500

Allowance for effect of sales returns	$750	$550	$550	$750

Reserve for inventory shrinkage	$1,103	$5,427	$6,356	$174

Fiscal year ended September 25, 2004:
Reserve for markdown of inventory	$3,500	$3,800	$3,500	$3,800

Allowance for effect of sales returns	$750	$700	$600	$850

Reserve for inventory shrinkage	$174	$6,167	$6,128	$213

Fiscal year ended September 24, 2005:
Reserve for markdown of inventory	$3,800	$2,583	$1,383	$5,000

Allowance for effect of sales returns	$850	$650	$400	$1,100

Reserve for inventory shrinkage	$213	$5,647	$5,493	$367